SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


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                         Data Systems and Software, Inc.

                                (Name of Issuer)

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                         Common Stock, $0.001, per share

                         (Title of Class of Securities)

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                                   237887 10 4

                                 (CUSIP Number)

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                             Scott Rosenblatt, Esq.
                       c/o Reitler Brown & Rosenblatt, LLC
                          800 Third Avenue, 21st Floor
                               New York, NY 10022
                                 (212) 209-3050

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

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                                  June 30, 2005

             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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               CUSIP NO. 237887 10 4
                                                        PAGE 2 OF 16 PAGES------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Howard Gutzmer
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              59,985
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           587,643(1)

                                    9      SOLE DISPOSITIVE POWER
                                           59,985

                                   10      SHARED DISPOSITIVE POWER
                                           587,643(1)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             647,628
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.0 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

----------
(1) Mr. Gutzmer has shared voting and dispositive power over a total of 587,643 with the following people/entities: (1) Gutzmer Family Trust U/AD/11296, Howard and Doreen Gutzmer Trustees, which holds 550,317 shares; (2) Doreen Gutzmer SSB/IRA Rollover, Howard Gutzmer Custodian, which holds 73,450 shares; and (3) Unlimited Systems Corporation Inc., a California corporation, of which Mr. Gutzmer is the majority shareholder, in addition to being an officer and director of the company, which holds 13,876 shares.

                                  SCHEDULE 13D

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               CUSIP NO. 237887 10 4
                                                        PAGE 3 OF 16 PAGES------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Hank Wolfert
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              378,425
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           378,425

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             378,425
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.7 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
               CUSIP NO. 237887 10 4
                                                        PAGE 4 OF 16 PAGES------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             John A. Moore
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              354,000
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           354,000

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             354,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.4 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

                                  SCHEDULE 13D

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               CUSIP NO. 237887 10 4
                                                        PAGE 5 OF 16 PAGES------
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Joel Sklar
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              178,000
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           178,000

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             178,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.2 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

                                  SCHEDULE 13D

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               CUSIP NO. 237887 10 4
                                                         PAGE 6 OF 16 PAGE------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Nathan Steinberg
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              150,000
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           150,000

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             150,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.8 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

                                  SCHEDULE 13D

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               CUSIP NO. 237887 10 4
                                                        PAGE 7 OF 16 PAGES------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Michael J. Tobin
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              125,000
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           125,000

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             125,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.5 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

                                  SCHEDULE 13D

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               CUSIP NO. 237887 10 4
                                                        PAGE 8 OF 16 PAGES------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Harvey Bibicoff
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              100,000
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           100,000

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             100,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.2 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

                                  SCHEDULE 13D

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               CUSIP NO. 237887 10 4
                                                        PAGE 9 OF 16 PAGES------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Justin Ort
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              91,707
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           91,707

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             91,707
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.1 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
               CUSIP NO. 237887 10 4
                                                       PAGE 10 OF 16 PAGES------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Peter De Neufville
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              39,200
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           39,200

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             39,200 (1)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.5 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

----------
(1) 29,200 of the shares of common stock are beneficially owned by Wilmington Value & Biotech Partners, LLC, of which Mr. DeNeufville is the managing member of such entity and has sole voting and dispositive power with respect to such shares.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
           CUSIP NO. 237887 10 4
                                                       PAGE 11 OF 16 PAGES------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Dominic Sforza
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)[X]
           (SEE INSTRUCTIONS)                                            (B)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
             PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY              26,400
   OWNED BY EACH REPORTING
         PERSON WITH
                                    8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           26,400

                                   10      SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             26,400
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.3 %
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

ITEM 1. SECURITY AND ISSUER.

         This statement (the "Statement") relates to 2,090,360 shares of common stock, par value $0.001 per share ("Common Stock") of DATA SYSTEMS AND
SOFTWARE, INC., a Delaware corporation (the "Issuer" or "DSSI"). The principal executive offices of DSSI are located at 200 Route 17, Mahwah, New Jersey 07430.


ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by Howard Gutzmer, Hank Wolfert, John A. Moore, Joel Sklar, Nathan Steinberg, Michael J. Tobin, Harvey Bibicoff, Justin Ort, Peter De Neufville and Dominic Sforza (each a "Reporting Person" and collectively, the "Reporting Persons").

(b) The address for each of the Reporting Persons is as follows:

         Howard Gutzmer, 4335 Grace Rd., Bonita, CA 91902

         Hank Wolfert, 17140 South 169 Highway, Olathe, KS  66062

         John A. Moore, 101 Brookmeadow Rd., Wilmington, DE 19807

         Joel Sklar, One Lenape Ave., Rockaway, NJ 07866

         Nathan Steinberg, 3904 Laguna Vista Cove, Austin, TX 78746

         Michael J. Tobin, 151 Haypath Rd., Old Bethpage NY 11804

         Harvey Bibicoff, c/o Bibicoff and Associates, 15165 Ventura Blvd.,
           Sherman Oaks, CA 91403

         Justin Ort, c/o First NY Securities, 850 3rd Ave. 8th Floor, NY, NY
           10022

         Peter De Neufville, P.O. Box 5359, North Branch, NJ 08876

         Dominic Sforza, 352 Darby Lane, Mountainside, New Jersey 07092

(c) No Reporting Person is an officer or director of the Registrant. The occupation, employer and principal business address for each Reporting Person is as follows:

         Mr. Gutzmer's is presently self-employed with a principal business address of 5550 Oberlin Dr., San Diego, California 92121.

         Mr. Wolfert is owner of Wolfert Landscape LLC and has a principal business address of 17140 S. 169 Highway, Olathe, Kansas 66062.

         Mr. Moore is currently Chairman of ImaRx Therapeutics Inc. and has a principal business address of 403 Marsh Lane, Wilmington, Delaware 19804.

         Mr. Sklar is presently employed by Prudential Financial as an actuary and his principal business address is 751 Broad Street, Newark, New Jersey 07102-3714.

         Mr. Steinberg is presently self-employed and his principal business address is 3904 Laguna Vista Cove, Austin, TX 78746.

         Mr. Tobin is presently self-employed as owner and president of The Creative Edge and is also Vice President of Sales of Cherry Lane Litho and his principal business address for both companies is 15 East Bethpage Road, Plainview, New York, 11803.

         Mr. Bibicoff is a planning and investor relations consultant to public companies and is employed by Bibicoff & Associates, Inc.; his principal business address is 15165 Ventura Blvd., Sherman Oaks, California 91403.

         Mr. Ort is presently employed by First NY Securities Inc. as a trader and his principal business address is 850 Third Avenue, 8th Floor, New York, New York 10022.

         Mr. De Neufville is currently chairman of Voltaix, Inc. and has a principal business address of P.O. Box 5359, North Branch, New Jersey 08876.

         Mr. Sforza is a sergeant in the City of Rahway Police Department which is located at City Hall Plaza, Rahway, New Jersey 07065.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each Reporting Person acquired their shares in the following manner:

         Mr. Gutzmer began buying the Issuer's stock via the open market in 1995 and continued to make periodic purchases until his last purchase in 2002.

         Mr. Wolfert began buying the Issuer's stock via the open market on December 29, 2000 and has continued to make periodic purchases until his last purchase on March 30, 2005.

         Mr. Moore began buying the Issuer's stock via the open market on November 29, 2004 and continued to make periodic purchases until his last purchase on April 27, 2005.

         Mr. Sklar began buying the Issuer's stock via the open market on July 17, 1996 and continued to make periodic purchases until his last purchase on March 26, 2004.

         Mr. Steinberg began buying the Issuer's stock via the open market in 1998 and has continued making periodic purchases.

         Mr. Tobin began buying the Issuer's stock via the open market on May 16, 1998 and continued to make periodic purchases until his last purchase, which was made on February 18, 2005.

         Mr. Bibicoff purchased 45,000 shares of the Issuer's stock through a private placement in April of 2003 at $1.95/share; he further purchased 44,308 shares of the Issuer's stock in the open market at prices ranging from $1.04 to $2.80 between November 2003 and November 2004.

         Mr. Ort purchased 20,000 shares of the Issuer's stock through a private placement in April of 2003 at $1.95/share; he further purchased 71,707 shares of the Issuer's stock via the open market through periodic purchases between August 4, 1998 and March 28, 2005.

         Mr. De Neufville began buying the Issuer's stock via the open market in the second quarter of 2005 and has continued to make periodic purchases through the date of this filing.

         Mr. Sforza purchased 5,000 shares of the Issuer's stock through a private placement in April of 2003 at $1.95/share; he further purchased 21,400 shares of the Issuer's stock in the open market at prices ranging from $1.18 to $6.60 between February 1998 and December 2003.


ITEM 4. PURPOSE OF THE TRANSACTION

         The shares owned by the Reporting Persons were acquired individually by each Reporting Person for personal investment. The Reporting Persons filing this statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer. In addition, the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

         The Reporting Persons have concerns regarding the ability and willingness of current DSSI management to maximize shareholder value. The Reporting Persons base their concerns on a number of factors including, but not limited to: (a) the recent erosion of DSSI stock price from $4/share on January 27, 2004 to a current average of approximately $1/share; (b) the continued low trading volume evidencing an apparent lack of interest in DSSI's stock; (c) the repeated and substantial losses incurred by DSSI; (d) the management's failure to capitalize on valuable assets, such as its ownership interest in Comverge, Inc.; (e) the management's decision to permit a subsidiary (Comverge) to seek third party financing which resulted in substantial dilution of DSSI's interest in a valuable subsidiary; (f) the repeated failure by the Board to respond to shareholder letters expressing concerns over the future of DSSI; and (g) the delisting of DSSI from the NASDAQ for failure to meet shareholder equity requirements, notwithstanding that Reporting Person, John A. Moore, offered to invest the amount necessary to meet these requirements.

         In light of the foregoing, the Reporting Persons intend to request that the incumbent Board of DSSI resign immediately and that a slate of new Board members comprised of existing shareholders (or their designees) be elected to replace the resigning Board members. The slate of new Board members should be selected by a nominating committee consisting of three representatives of the Reporting Persons who will be selected by a majority of the Reporting Persons. The aim of such nominating committee is to replace the existing Board with directors who recognize their obligation to act in the best interest of both DSSI and its shareholders.

         In addition, the Reporting Persons request the Board amend the by-laws of DSSI to remove provisions put in place by the Board restricting the ability of the shareholders to call a special meeting of shareholders. If the Board does not so amend the by-laws, the Reporting Persons intend to seek the consent of requisite additional shareholders of DSSI to adopt such amendment.

         Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN THE SECURITIES OF THE REGISTRANT.

(a) Collectively, the Reporting Persons beneficially own 2,090,360 shares of Common Stock, which represent approximately 26% of Common Stock outstanding (based on 8,116,691 shares of Common Stock of the Issuer issued and outstanding as of May 10, 2005, as stated in the Form 10Q filed with the Securities Exchange Commission on May 12, 2005).

(b) Each Reporting Person has (i) the sole power to vote or direct the vote of the shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock as follows:

         Howard Gutzmer has (i) the sole power to vote or direct the vote of 647,628 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

         Hank Wolfert has (i) the sole power to vote or direct the vote of 378,425 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

         John A. Moore has (i) the sole power to vote or direct the vote of 354,000 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

         Joel Sklar has (i) the sole power to vote or direct the vote of 178,000 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

         Nathan Steinberg has (i) the sole power to vote or direct the vote of 150,000 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

         Michael J. Tobin has (i) the sole power to vote or direct the vote of 125,000 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

         Harvey Bibicoff has (i) the sole power to vote or direct the vote of 100,000 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

         Justin Ort has (i) the sole power to vote or direct the vote of 91,707 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

         Peter De Neufville has (i) the sole power to vote or direct the vote of 39,200 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

         Dominic Sforza has (i) the sole power to vote or direct the vote of 26,400 shares of Common Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

(c) To the best knowledge and belief of the undersigned, no transactions involving the Common Stock have been effected during the past 60 days by the Reporting Persons other than Mr. De Neufville who purchased 600 shares of Common Stock at $1.00 per share on May 18, 2005; 5,000 shares of Common Stock at $1.00 per share on May 19,2005; 5,500 shares of Common Stock at $1.0218 per share on May 20, 2005; 500 shares of Common Stock at $1.20 per share on May 27, 2005; 4,500 shares of Common Stock at $1.20 per share on May 31, 2005; 5,000 shares of Common Stock at $1.15 per share on June 6, 2005; 5,700 shares of Common Stock at $1.1479 per share of June 6, 2005; 3,200 shares of Common Stock at $1.15 per share on June 10, 2005; 4,500 shares of Common Stock at $1.12 per share on June 30, 2005 and 5,000 shares of Common Stock at $1.11 per share on July 7, 2005, in each case in the open market personally or through Wilmington Value & Biotech Partners, LLC, of which Mr. De Neufville is the managing member.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE REGISTRANT.

         Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Persons and any other person or entity with respect to any securities of DSSI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement, dated as of June 30, 2005, by and among Howard Gutzmer, Hank Wolfert, John A. Moore, Joel Sklar, Nathan Steinberg, Michael J. Tobin, Harvey Bibicoff, Justin Ort, Peter De Neufville and Dominic Sforza.

         SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 30, 2005



                                                       /s/ Howard Gutzmer
                                                       -------------------------
                                                       Howard Gutzmer


                                                       /s/ Hank Wolfert
                                                       -------------------------
                                                       Hank Wolfert


                                                       /s/ John A. Moore
                                                       -------------------------
                                                       John A. Moore


                                                       /s/ Joel Sklar
                                                       -------------------------
                                                       Joel Sklar


                                                       /s/ Nathan Steinberg
                                                       -------------------------
                                                       Nathan Steinberg


                                                       /s/ Michael J. Tobin
                                                       -------------------------
                                                       Michael J. Tobin


                                                       /s/ Harvey Bibicoff
                                                       -------------------------
                                                       Harvey Bibicoff


                                                       /s/ Justin Ort
                                                       -------------------------
                                                       Justin Ort


                                                       /s/ Peter De Neufville
                                                       -------------------------
                                                       Peter De Neufville


                                                       /s/ Dominic Sforza
                                                       -------------------------
                                                       Dominic Sforza

               JOINT FILING AGREEMENT WITH RESPECT TO SCHEDULE 13D

            In accordance with Rule 13d-1(k) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that any statement on Schedule 13D to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to the Common Stock, par value $0.001 per share, of Data Systems and Software, Inc., a Delaware corporation, may be filed by John A. Moore, on behalf of each of the undersigned, and further agree that this Joint Filing Agreement may be filed as an exhibit to any such statement.

            IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the 30th day of June, 2005


                                                       /s/ Howard Gutzmer
                                                       -------------------------
                                                       Howard Gutzmer


                                                       /s/ Hank Wolfert
                                                       -------------------------
                                                       Hank Wolfert


                                                       /s/ John A. Moore
                                                       -------------------------
                                                       John A. Moore


                                                       /s/ Joel Sklar
                                                       -------------------------
                                                       Joel Sklar


                                                       /s/ Nathan Steinberg
                                                       -------------------------
                                                       Nathan Steinberg


                                                       /s/ Michael J. Tobin
                                                       -------------------------
                                                       Michael J. Tobin


                                                       /s/ Harvey Bibicoff
                                                       -------------------------
                                                       Harvey Bibicoff


                                                       /s/ Justin Ort
                                                       -------------------------
                                                       Justin Ort


                                                       /s/ Peter De Neufville
                                                       -------------------------
                                                       Peter De Neufville


                                                       /s/ Dominic Sforza
                                                       -------------------------
                                                       Dominic Sforza